SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Notification of Late Filing

SEC File Number:   000-52636

CUSIP Number:  641267208

(Check One):

      . Form 10-K

      . Form 20-F

      . Form 11-K

  X  . Form 10-Q

      . Form 10-D       . Form N-SAR

      . Form N-CSR

For period ended:

September 30, 2012

      . Transition Report on Form 10-K

      . Transition Report on Form 20-F

      . Transition Report on Form 11-K

      . Transition Report on Form 10-Q

      . Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_______________________________________________________________________________________________________________

PART I—REGISTRANT INFORMATION

Full name of registrant:

Nevada Gold Holdings, Inc.

Address of Principal Executive Office:

800 E. Colorado Blvd.,

Suite 888

City, State and Zip Code:

Pasadena, CA 91101

Copy to:

Adam S. Gottbetter, Esq.

Gottbetter & Partners, LLP

488 Madison Avenue, 12th Floor

New York, NY  10022

Phone:  (212) 400-6900

Facsimile:  (212) 400-6901

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X .	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X .

 (b)

The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

.	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, Form N-SAR or Form N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the “Report”) by the prescribed date of November 14, 2012, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file its Report on or prior to the fifth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

 (1)

Name and telephone number of person to contact with regard to this notification.

Barrett S. DiPaolo	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

 (2)

Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes  X  . No      .

 (3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  X  . No      .

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Results of Operations

Three Months Ended September 30, 2012, compared to Three Months Ended September 30, 2011

Revenues and Other Income

During the three month period ended September 30, 2012, the Company remained in the exploration stage and we did not realize any revenues from operations. Similarly, we have not realized any revenues from operations during the period from inception through September 30, 2012.

Expenses

Operating expenses, consisting entirely of general and administrative expenses, totaled $377,473 in the three-month period ended September, 2012, compared to $592,605 in the three-month period ended September 30, 2011, which consisted primarily of general and administrative expenses.

Net Losses

As a result of the foregoing, the Company incurred a net loss of $377,722, or ($0.01) per share, for the three months ended September 30, 2012, compared to a net loss of $592,404, or ($0.01) per share, for the corresponding period ended September 30, 2011.

The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

Nevada Gold Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:  November 15, 2012

By:          /s/ Jimmy Wang

Name:

Jimmy Wang

Title:

Controller

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